UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

COMPLETION OF TRANSACTION CONTEMPLATED UNDER THE STOCK PURCHASE AGREEMENT DATED
NOVEMBER 5, 2010

As previously reported, on November 5, 2010, China Technology Development Group
Corporation (the “Company”) and its wholly-owned subsidiary China Green Holdings
Limited (the “Purchaser”) entered into a stock purchase agreement (the “SPA”)
with Linsun Renewable Energy Corporation Limited (the “Target Company”) and its
stockholders (the “Vendors”), pursuant to which the Company and the Purchaser agreed to purchase and acquire 100% equity interest in the Target Company from the Vendors at a consideration of US$3,205,128, payable in 1,064,827 shares of the Company’s common stock. The Target Company, through its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd, is manufacturing and selling crystalline photovoltaic modules.
The transaction contemplated under the SPA was consummated in the Company’s Hong
Kong offices on November 23, 2010. The Target Company, including its subsidiary
Linsun Power Technology (Quanzhou) Corp. Ltd, has become the wholly-owned subsidiary of the Company following the completion of the transaction. To pay the consideration of the acquisition, the Company has issued and allotted to the
Vendors totally 1,064,827 shares of the Company’s common stock pursuant to exemption from the registration requirements of the Securities Act of 1933, as amended. The Company has aggregately 22,425,216 issued outstanding shares of common stock as of today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: November 26, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer